SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-49698

NOTIFICATION OF LATE FILING

(Check One:)               Form 10-K    __   Form 11-K  __  Form 20-F    XX      Form 10-Q

Form N-SAR

            For Period Ended:      September 30, 2004

Transition Report on Form 10-K                              Transition Report on Form 10-Q
Transition Report on Form 20-F                               Transition Report on Form N-SAR
Transition Report on Form 11-K

For the Transition Period Ended: ________________________________________

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant:   AERO MARINE ENGINE, INC.

Former name if applicable:

Address of principal executive office:  One World Trade Center
                                                              121 S.W. Salmon Street, Suite 1100
                                                               Portland, Oregon  97204

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

x	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)        The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Auditor has not completed the financial statements for the Company to date and further time is needed.

PART IV

OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification:

            Benjamin Langford                   (503) 471-1348
            (Name)                                    (Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registration was required to file such report(s) been filed? If the answer is no, identify report(s).

x Yes No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes x No

If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AERO MARINE ENGINE, INC.
(Name of Registrant Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 12, 2004                        By:            /s/ Benjamin Langford_________
                                                                                       Benjamin Langford, President